SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.           Type of the security or securities.

                  Commercial Paper and Bank Note.

Item 2.           Issue, renewal or guaranty.

                  Issue.

Item 3.           Principal amount of each security.

                  Commercial Paper - Various amounts ranging from $2,000,000 to $50,000,000. Outstanding at March 31, 1998 - $260,905,000.

                  Bank Note in the amount of $9,000,000. None outstanding at March 31, 1998.

Item 4.           Rate of interest per annum of each security.

                  Commercial Paper - Rates ranging from 5.420% to 5.620%.

                  Bank Note - Rate of 5.580%.

Item 5.           Date of issue, renewal or guaranty of each security.

                  Various dates within the quarter ended March 31, 1998.

Item 6.           If renewal of security, give date of original issue.

                  Not applicable.


Item 7.           Date of maturity of each security.

                  In the case of the commercial paper and bank notes maturities vary with none exceeding nine months.


Item 8. Name of the person to whom each security was issued, renewed or guaranteed.

                  Commercial Paper - Bank of America, Merrill Lynch and First Boston.
                  Bank Note - Morgan Stanley.


Item 9.           Collateral given with each security, if any.

                  None.


Item 10.          Consideration received for each security.


                  Various.


Item 11.          Application of proceeds of each security.

                  Proceeds used for general corporate purposes, including working capital.


Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a.       the provisions contained in the first sentence of
                            Section 6(b)

                  b.       the provisions contained in the fourth sentence of
                            Section 6(b)

                  c.       the provisions contained in any rule of the
                            Commission other than Rule U-48 X

Item 13.          Not Applicable.


Item 14.          Not applicable.


Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

                           Rule 52

                                               ALABAMA POWER COMPANY


                                               By: /s/ Wayne Boston
                                                            Wayne Boston
                                                          Assistant Secretary
Date:  May 11, 1998